03001761

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 3, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Lakes Capital Partners Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26016 Detroit Rd., Suite 4
(No. and Street)

Westlake	Ohio	44145
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick White (440) 250-9405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Lakes Capital Partners Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOELLEN HUGHES, Notary Public
Residence Co. - Cuyahoga
State of Ohio
My Commission Exp. April 7, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great Lakes Capital Partners Ltd.
Financial Statements and Additional Information
For the Period of May 3, 2002 (commencement of operations)
Through December 31, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

To the Members
Great Lakes Capital Partners Ltd.

We have audited the accompanying statement of financial condition of Great Lakes Capital Partners Ltd. as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the period of May 3, 2002 (commencement of operations) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Lakes Capital Partners Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the period of May 3, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 17, 2003

Great Lakes Capital Partners Ltd.
Statement of Financial Condition
as of
December 31, 2002

Assets

Current Assets	
Cash and cash equivalents	$384,006
Receivables from clearing brokers and other broker-dealers	77,023
Other assets	3,078
Total Current Assets	464,107
Furniture and equipment at cost, less accumulated depreciation of $6,814	54,531
Total Assets	$518,638

Liabilities and Members' Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 38,495
Total Liabilities	38,495
Members' equity	480,143
Total Liabilities and Members' Equity	$518,638

The accompanying notes are an integral part of these financial statements.

Great Lakes Capital Partners Ltd.
Statement of Income
For the Period of May 3, 2002 (commencement of operations)
Through December 31, 2002

Revenue	
Commissions (net of clearing charges)	$646,016
Referral fees	323,743
Trading gains/(losses)	(27,974)
Interest income	1,474
Total Revenues	943,259
Expenses	
Employee compensation and benefits	311,036
Travel and entertainment	177,238
Rent and utilities	23,734
Communications and supplies	25,525
Promotion and advertising	17,362
Other operating expenses	44,574
Total Expenses	599,469
Net Income	$343,790

The accompanying notes are an integral part of these financial statements.

Great Lakes Capital Partners Ltd.
Statement of Members' Capital
For the Period of May 3, 2002 (commencement of operations)
Through December 31, 2002

Members' capital - beginning of year	$ 0
Current earnings	343,790
Contributions by members	234,632
Distribution to members	(98,279)
Members' capital - end of year	$480,143

The accompanying notes are an integral part of these financial statements.

Great Lakes Capital Partners Ltd.
Statement of Cash Flows
For the Period of May 3, 2002 (commencement of operations)
Through December 31, 2002

Cash flows from operating activities:	
Net income	$343,790
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,814
Increase in receivables from brokers	(77,023)
Increase in other assets	(3,078)
Increase in accrued expenses	38,495
Net Cash Provided (Used) by Operating Activities	308,998
Cash flows from investing activities:	
Purchase of fixed assets	(61,345)
Net Cash Provided (Used) by Investing Activities	(61,345)
Cash flows from financing activities:	
Contributions by members	234,632
Distributions to members	(98,279)
Net Cash Provided (Used) by Financing Activities	136,353
Net increase (decrease) in cash	384,006
Cash and cash equivalents at the beginning of the year	0
Cash and cash equivalents at the end of the year	$384,006

The company paid $1,018 in interest and no income taxes during the year.

The accompanying notes are an integral part of these financial statements.

Great Lakes Capital Partners Ltd.
Notes to Financial Statements
For the Period of May 3, 2002 (commencement of operations) Through December 31, 2002

Note 1 – Organization and Operations

Great Lakes Capital Partners Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on January 19, 2002 and commenced operations on May 3, 2002. The company shall continue for forty (40) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker/dealer. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm.

Note 2 – Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customers' Securities Transactions – Customers' securities transactions are recorded on a trade date basis.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis.

Income Taxes - There is no provision for income taxes in the accompanying financial statements. The members of this limited liability company are to include their respective share of profits and losses in their individual and corporate tax returns.

Accounts Receivable – Receivables from clearing broker and other broker-dealers is recorded at the amount expected to be collected with no allowance for doubtful accounts. This policy reflects historical performance and projected trends.

Cash and Cash Equivalents – For financial reporting purposes, cash and cash equivalents consist of cash and money market funds. At December 31, 2002, $25,000 of the Company's cash balance is associated with a Good Faith Deposit at its principal clearing broker and is, therefore, restricted as to use.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002 the Company had net capital of $416,540 which was $316,540 in excess of its required net capital of $100,000.

Great Lakes Capital Partners Ltd.
Notes to Financial Statements (Cont'd)
For the Period of May 3, 2002 (commencement of operations)
Through December 31, 2002

Note 4 - Leases

The Company leases the property used for its business location for sixty months starting February 1, 2002 expiring January 31, 2007 for $1,700 per month with an option to renew for two three year terms.

Future minimum lease payments follow:

2003	$20,400
2004	20,400
2005	20,400
2006	20,400
2007	1,700
	$83,300

Note 5 – Financial Instruments with Off-Balance Sheet Risk

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Note 6 – Concentration of Credit Risk

The Company maintains a checking account with one financial institution in excess of the Federal Deposit Insurance Corporation maximum of $100,000. This practice does not serve to limit the Company's exposure to credit risk. Balances as of December 31, 2002 follow:

	Book Balance	Bank Balance
First Merit	$283,183	$287,201
Federally insured	100,000	100,000
Amount at risk	$183,183	$187,201

Great Lakes Capital Partners Ltd.

Additional Information
as of
December 31, 2002

Schedule I

Great Lakes Capital Partners Ltd.
Computation of Net Capital
as of
December 31, 2002

Computation of Net Capital		
Total members' capital		$480,143
Deductions and Charges:		
Non-allowable assets:		
Other receivables from broker-dealer	4,478	
Property and equipment, net	54,531	
Other charges	3,078	62,087
Net Capital Before Haircuts on Security Positions		418,056
Haircuts on securities:		
Trading and investment securities:		
Other securities		1,516
		1,516
Net Capital		$416,540
Computation of basic net capital requirement		
Net capital requirement (12.5% of aggregate indebtedness)		4,812
Minimum dollar requirement		$100,000
Excess net capital		$316,540
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$412,690
Computation of aggregate indebtedness		
Total liabilities		$ 38,495
Total aggregate indebtedness		$ 38,495
Percent of aggregate indebtedness to net capital		9.24%

Great Lakes Capital Partners Ltd.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2002
Net capital, as reported in Company's form X-17a-5, Part IIA	$439,369
Net audit adjustments	(22,829)
Net capital, as reported in Schedule I	$416,540

Inasmuch as Great Lakes Capital Partners, Ltd. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

**Independent Auditors' Supplementary Report
on Internal Control**

To The Members
Great Lakes Capital Partners Ltd.

In planning and performing our audit of the financial statements of Great Lakes Capital Partners Ltd. for the period of May 3, 2002 (commencement of operations) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the SEC's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 17, 2003